UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Commission File No. 333-134991

ZZLL INFORMATION TECHNOLOGY, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	37-1847396
(State of Incorporation)	(IRS Employer Identification No.)

Room 1307, 13/F. Wellborne Commercial Centre,

8 Java Road, North Point, Hong Kong

(Address of principal executive offices)

(852) 3705 1571

(Registrant's telephone number)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14F-1 promulgated thereunder

ZZLL INFORMATION TECHNOLOGY, INC.

Room 1307, 13/F. Wellborne Commercial Centre,

8 Java Road, North Point, Hong Kong

(852) 3705 1571

i

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

The Board of Directors has decided to reconstitute the Board of Directors and Executive Officers. This Information Statement contains information about persons who will serve as Officers of the Company or as Directors on the Board of Directors.

This Information Statement is being mailed on or about March 25, 2017, to the shareholders of record of common stock of ZZLL Information Technology, Inc., a Nevada corporation (“we”, “us”, or the “Company”), as of the close of business on March 02, 2017 (the “Record Date”).  You are receiving this Information Statement in connection with the resignation and appointment of certain persons that will change a majority of the Company’s Board of Directors pursuant to a change of control transaction as detailed herein.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our Directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us.  Accordingly, the appointment of the new Board members will not occur until at least ten days following the mailing of this Information Statement.  This Information Statement will be first mailed to our stockholders of record on or about March 25, 2017.

RE-ELECTION OF DIRECTORS

The Board currently consists of two (2) members, each of whom serve one year terms or until their successor is elected. The current board consists of Sean Webster, and Wei Liang.  These individuals have been elected to serve as Directors until the Annual Meeting of Shareholders in Fiscal 2018, or until their successors have been duly elected pursuant to NRS 78.320, or qualified, or until their earlier death, resignation or removal.

The following table provides information concerning our officers and Directors.

Name and Age	Position(s) Held	Tenure
Sean Webster, 44	President, Chief Executive Officer ,Chief Financial Officer, Treasurer, Secretary, and Director	From March 25, 2008 to present
Wei Liang, 35	Director	From June 14, 2016 to present

The Directors named above will serve for one year terms or until their successors are elected or they are re-elected at the annual stockholders’ meeting. Officers hold their positions at the pleasure of the board of Directors, absent any employment agreement, none of which currently exists or is contemplated. There is no arrangement or understanding between any of our Directors or officers and any other person pursuant to which any Director or officer was or is to be selected as a Director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current Directors to the Company’s board.

Director Biographies

Mr. Sean Webster, 44- Mr. Sean Webster has been the President and Chief Financial Officer of ZZLL Information Technology, Inc. since March 25, 2008. Mr. Webster was the Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of Biopack Environmental Solutions, Inc. from October 6, 2008 until April 27, 2012. Mr. Webster was Senior Vice President of Finance & Business Development of Grand Power Logistics Group Inc., from April 8, 2008 until June 1, 2011.  From May, 1999 to October 2007 he served as an Investment Advisor (Investment Dealers Association of Canada, Registered Representative) at Blackmont Capital Inc.  Mr. Webster graduated from the University of Calgary in 1996 with a BA in Economics, and a minor in Management and Commerce.

Mr. Wei Liang, 35– Mr. Liang is an engineer and has over 15 years’ experience in e-Business system design, computer engineering, internet framework and system design, implementation and management, specifically in banking e-Business systems. Mr. Liang also has expertise in design and development of electronic platforms for education. Since April 2015, Mr. Liang has acted as Managing Director of Hunan Longitudinal Uned Information Technology Co., Ltd. Prior to this position, from March 2013 to April 2015, Mr. Liang was the Managing Director of Hunan Ming Da Educational Technology Company Limited. Mr. Liang was the Principal of Lou Di City Electronic Technology Vocational College from 2011 to 2013. From 2004 to 2011, Mr. Liang was an Engineer with the Lou Di City Bureau of Education.  Mr. Liang earned a Bachelor degree in Computers from the University of Nanchang in 2008 and a Master degree in Computer Engineering from the University of Jilin in 2011.

APPOINTMENTS TO THE BOARD OF DIRECTORS

Pursuant to the Majority Shareholder Resolution, the following to our Board of Directors were approved and authorized:

Name and Age	Position	Proposed Term
Wei Zhu, 39 Tsz Fung Philip Lo, 50 Riggs Cheung, 44	Member of the Board of Directors Member of the Board of Directors Member of the Board of Directors

1 year until the Company’s next annual meeting of shareholders or until his successor is duly elected and qualified.

1 year until the Company’s next annual meeting of shareholders or until his successor is duly elected and qualified.

1 year until the Company’s next annual meeting of shareholders or until his successor is duly elected and qualified.

• Wei Zhu shall be appointed as a member of the Board of Directors of the Company; and

• Tsz Fung Philip Lo shall be appointed as a member of the Board of Directors of the Company; and

• Riggs Cheung shall be appointed as a member of the Board of Directors of the Company.

Mr. Wei Zhu, 39 – Since April 2015 Mr. Zhu was the president and co-founder of Hunan Longitudinal Uned Information Technology Co., Ltd. Prior to this position, since 2008, Mr. Zhu and his partner started another company in home security industry, Hunan Zhongdun Security Intelligent & Technology Co., Ltd. and was positioned as General Manager. From 2006 to 2008, Mr. Zhu started his Hunan Shichuang Decoration Engineering Co., Ltd and had projects with Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China. Mr. Zhu earned an EMBA from Tsinghua University.

Mr. Riggs Cheung, 44 - Mr. Cheung has been with the SleepAid Holding Co. since December, 2014 and serves as its CFO and director. Since 2006, Mr. Riggs has also been the Marketing Director for America Asia Travel Center, in its New York Branch. Mr. Riggs attended City University of New York – Manhattan College and received an Associate’s Degree in Art in 1997.

Mr. Tsz Fung Philip LO, 50 - Mr. LO graduated from the University of Wollongong, NSW Australia in 1992 with a Bachelor of Commerce degree. Mr. Lo is currently an Independent Non-Executive Director of Styland Holding Limited since April 2009, a company listed on Hong Kong Stock Exchange Main Board (Stock Code: 211); an independent director of Dragon Jade International Limited since Sept 2012, a company listed on OTCBB in the United States; and the Chief Financial Officer of China Keli Electric Company Ltd. since August 2015, a company listed on TSX-Venture Canada (ZKL). He was an independent non-executive director of QKL Stores, Inc. from Sept 2011 to May 2016, a company listed on NASDAQ (QKLS), and the Chief Financial Officer of USmart Mobile Device Inc. from August 2013 to Dec 2014, a company listed on OTCBB in the United States.

Mr. Lo is currently a member of the Certified Public Accountants of Australia and a certified public accountant of the Hong Kong Institute of Certified Public Accountants. Mr. Lo had several public service positions. He was a member of the standing committee of the Guangzhou Liwan District Committee of CPPCC from 2005 to 2007; a member of the standing committee of the Guangzhou Fan Cun District Committee of CPPCC from 2003 to 2005; and also the vice president of the Council of Guangzhou Association of Enterprises with Foreign Investment in 2003.

All Directors shall hold their office until the next annual meeting of shareholders or until their successors are duly elected pursuant to NRS 78.320, and qualified. Any vacancy occurring in the Board of Directors may be filled by the shareholders, or the Board of Directors. A Director elected to fill a vacancy is elected for the unexpired term of his predecessor in office.  Any Directorship filled by reason of an increase in the number of Directors shall expire at the next shareholders’ meeting in which Directors are elected, unless the vacancy is filled by the shareholders, in which case the term shall expire on the later of (i) the next meeting of the shareholders or (ii) the term designated for the Director at the time of creation of the position being filled.

VOTING SECURITIES

Our Articles of Incorporation authorize us to issue 300,000,000 shares of Common Stock, par value $0.0001. As of the Record Date, 73,821,503 shares of our Common Stock were issued and outstanding and we have no shares of our Common Stock reserved for options, warrants and other commitments. Further, our Articles of Incorporation authorize us to issue 100,000,000 shares of Preferred Stock, par value $0.0001.  As of the Record Date, no shares of our Preferred Stock were issued and outstanding and we have no shares of our Preferred Stock reserved for options, warrants and other commitments.

Common Stock

Holders of our Common Stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our Common Stock have no cumulative voting rights. They are entitled to share ratably any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion rights or sinking fund provisions for the Common Stock. Our Common Stock is listed on the OTCQB.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of the Record Date, by: (i) each of our current Directors; (ii) each of our current executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our issued and outstanding shares of common stock.  Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

As of the Record Date, there were 73,821,503 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership (1)	Percent of Class (2)(%)
SEAN WEBSTER (3) ROOM 1307,13/F.WELLBORNE COMMERICAL CENT 8 JAVA ROAD, NORTH POINT WEI LIANG NO 271, XING ZHI GARDEN SHI YU STREET, LOU XING DISTRICT LOU DI, HUNAN CHINA	Common Common	15,615,000 4,992,500	21.132% 6.763%
All Officers and Directors (1)	Common	20,592,500	27.895%

HIGH STATE INTERNATIONAL LIMITED

ROOM 1611C 16/F, HO KING COMMERICAL CENT

2-16 FA YUEN STREET

KOWLOON, HONG KONG

CHIN O ELECTRIC ENGINEERING CO., LTD

METROPOLE BUILDING, 416-438 KING’S RD

RM 2224, BLK C, 22/F

NORTH POINT

HONG KONG

WEI ZHU

SECTION 8 RESIDENCE COMMITTEE OFFICE

LEPING STREET, LOUXING DISTRICT, LOU DI

HUNAN, CHINA

NICE GREAT INTERNATIONAL LIMITED

WAH HOI MANS, 254 ELECTRIC RD.

FLAT B2, 18/F, BLK B

NORTH POINT HONG KONG

QUANTUM INNOVATION HOLDING (HK) LIMITED

RM 703, 7/FLOOR

NAN DAO COMMERCIAL BUILDING

359-361 QUEEN'S ROAD

CENTRAL HONG KONG

SUNNY TALENT INTERNATIONAL LIMITED

ROOM 03, 7/F

CARNIVAL COMMERCIAL BUILDING

18 JAVA ROAD

NORTH POINT HONG KONG

	Common Common Common Common Common Common	8,000,000 7,800,000 4,895,000 2,800,000 2,800,000 2,800,00	10.837% 10.566% 6.631% 3.793% 3.793% 3.793%

All Officers, Directors and 10% shareholders as a Group (1)	Common	49,687,500	67.308%

(1) The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Based on 73,821,503 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days as of the date of this Filing.

(3) According to the April 2013 service fee agreement, the Board of Directors resolved to pay an officer, Sean Webster, a monthly service fee of US$4,250. The fee was raised to US$10,000 per month October 1, 2013. The fee was reduced to US$2,500 per month September 1, 2016. The Company has an option to pay the officer by common stock in lieu of cash at a rate of $0.005 per share.  During 2013, the Company issued the following shares under the fee agreement 1,700,000 shares on June 3, 2013; 850,000 shares on July 2, 2013; 850,000 shares on August 5, 2013 and 850,000 shares on September 6, 2013 for an aggregate of 4,250,000 shares.  These shares were issued in lieu of $21,250 in compensation to the officer.  The amounts recorded were about $85,000 at fair price per ASC 718.

Significant Employees

We currently have one full time employee in our Hong Kong office.

 Family Relationships

There are no family relationships among our current and incoming officers, Directors or persons nominated for such positions.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming Director, executive officer, promoter or control person of the Company has been involved in the following:

(1)

A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)

Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, Director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.

Engaging in any type of business practice; or

iii.

Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.

Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.

Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, Directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us under Rule 16a-3(e) during the year ended December 31, 2016, Forms 5 and any amendments thereto furnished to us with respect to the year ended December 31, 2016, and the representations made by the reporting persons to us, we believe that during the year ended December 31, 2016, our executive officers and Directors and all persons who own more than ten percent of a registered class of our equity securities complied with all Section 16(a) filing requirements.

Code of Ethics

We have adopted an informal Code of Ethics that applies to our officers and Directors, which we feel is sufficient at this time given that we are still in the start-up, development stage and have no employees other than our officers and Directors.

Committees of the Board of Directors

We do not presently have a separately designated standing audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. The functions of those committees are currently undertaken by our Board of Directors. Because we have only one Director, we believe that the creation of these committees, at this time, would be cumbersome and constitute more form over substance.

Audit Committee

We have not established a separately designated standing audit committee nor do we have an audit committee financial expert serving on our Board of Directors. However, the Company intends to establish a new audit committee of the Board of Directors that shall consist of independent Directors.  The audit committee’s duties will be to recommend to the Company’s Board of Directors the engagement of an independent registered public accounting firm to audit the Company’s financial statements and to review the Company’s accounting and auditing principles.  The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent registered public accounting firm, including their recommendations to improve the system of accounting and internal controls.  The audit committee shall at all times be composed exclusively of Directors who are, in the opinion of the Company’s Board of Directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Related Party Transactions and Director Independence

Currently, there are no contemplated transactions that the Company may enter into with our current or incoming officers, Directors or affiliates. If any such transactions are contemplated, we will file such disclosure in a timely manner with the Commission on the proper form so that any such transaction is available for the public to view.

The Company has no formal written employment agreement or other contracts with our current or incoming officers and Directors and there is no assurance that the services to be provided by them will be available for any specific length of time in the future. The amounts of compensation and other terms of any full time employment arrangements would be determined, if and when, such arrangements become necessary.

For purposes of determining Director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTCQB on which shares of our common stock are quoted does not have any Director Independence requirements. The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director.

According to the NASDAQ definition, Sean Webster is not an independent Director because he is also an executive officer of the Company.

Review, Approval or Ratification of Transactions with Related Persons

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separated or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Board Meetings and Committees; Annual Meeting Attendance

The Board of Directors held a total of two general meetings during the Company’s last fiscal year ended December 31, 2016. No Director attended fewer than 100% of all meetings of the Board of Directors during this period. The Company has no committees. We do not have a formal policy regarding attendance by Directors at annual meetings of shareholders.

Shareholder Communications

The Board of Directors encourages shareholders to send communications to the Board or to individual members of the Board. Such communications, whether by letter, e-mail or telephone, should be directed to the Chairman of the Company, who will forward them to the intended recipients.  However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of the Chairman or the Chairman’s designee, may not be forwarded to the Directors.

If a shareholder wishes to communicate to the Board about a concern relating to the Company’s financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Board in care of the Chairman at the Company’s headquarters. If the concern relates to the Company’s governance practices, business ethics or corporate conduct, the concern likewise should be submitted in writing to the Chairman at the Company’s headquarters address.  If the shareholder is unsure as to which category his or her concern relates, he or she may communicate it to any one of the Directors in care of the Company’s Secretary. The Company’s “whistleblower” policy prohibits the Company or any of its employees from retaliating or taking any adverse action against anyone for raising a concern.  If a shareholder or employee nonetheless prefers to raise his or her concern in a confidential or anonymous manner, the concern may be directed to the Chairman at the Company’s headquarters.

Shareholders who wish to contact our Board members either individually or as a group may do so by writing to c/o Corporate Secretary, ZZLL Information Technology, Inc., Room 1307, 13/F. Wellborne Commercial Centre, 8 Java Road, North Point, Hong Kong, or by telephone at (852) 3705 1571 specifying whether the communication is directed to the entire Board or to a particular Director.  Shareholder letters are screened by Company personnel to filter out improper or irrelevant topics, such as solicitations, and to confirm that that such communications relate to matters that are within the scope of responsibilities of the Board or a Committee.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming Directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our executive officers during the years ended December 31, 2016 and 2015.

Name and Principal Position		Salary	Deferred Compensation	Bonus	Stock Awards	Option and Warrant Awards	All Other Compensation	Total

Sean Webster (1)	2016	$-	$-	$-	$-	$-	$90,000-	$90,000-
Chief Executive Officer,	2015	$-	$-	$-	$-	$-	$120,000-	$120,000-
Chief Financial Officer
and Director

Wei Liang (2)	2016	$-	$-	$-	$-	$-	$-	$-
Director	2015	$-	$-	$-	$-	$-	$-	$-

(1) Mr. Webster was appointed as CEO and Director on March 25, 2008.

(2) Wei Liang was appointed on June 14, 2016.

Narrative Disclosure to Summary Compensation Table

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year-End

There are no current outstanding equity awards to our executive officers as of December 31, 2016.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for Directors or executive officers.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Directors receive no extra compensation for their services to our Board of Directors.

NO DISSENTERS' RIGHTS

Under Nevada Revised Statutes, shareholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy our reports or other filings made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.W., Washington, DC 20549.  You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.

By Order of the Board of Directors,

Date:  March 24, 2017

/s/ Sean Webster

Sean Webster

Chief Executive Officer, President & Director